May 7, 2008
VIA EDGAR and FAX
Terrence O’Brien
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549
RE:	Sterling Chemicals, Inc.
Registration Statement on Form S-4
initially filed August 30, 2007, as
amended October 17, 2007,
November 20, 2007 and
May 8, 2008
File No. 333-145803

Form 10-K
Filed April 11, 2008
Dear Mr. O’Brien:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), in connection with Amendment No. 3 to the Company’s Registration Statement on Form S-4 (File No. 333-145803) filed on or about the date hereof, we are hereby submitting (1) our responses to the Staff’s comments contained in its letter to Sterling dated May 5, 2008, including responses to supplemental oral comments from the Staff received on May 7, 2008 further clarifying Comments 1 and 2 set forth below, and (2) a revised response to Comment No. 2 contained in the Staff’s letter to Sterling dated March 20, 2008 based on prior discussions with the Staff.
Form 10-K for the Fiscal Year Ended December 31. 2007
Note 1 —Revenue Recognition, page 45
Comment 1: You disclose that you generate revenue through a profit sharing arrangement with respect to your acetic acid operations and these revenues are estimated and accrued monthly. You indicated to us in your response to our prior comment 26 from our letter dated December 10, 2007, that you produce acetic acid and recognize the costs and revenues related to the production. Please tell us supplementally and expand your disclosures to better clarify how and when you recognize those costs and revenues. We assume you are recognizing the cost and revenues (i.e. the reimbursement by BP Chemicals for 100% of your fixed and variable costs of production) for your acetic acid products when you meet the criteria set forth in SAB 104.
Response: We have amended the revenue recognition language in the Form S-4 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies, Use of Estimates and Assumptions” in the Form S-4 and in future periodic filings we will revise the notes to the consolidated financial statements, substantially as set forth on Exhibit A hereto.
We produce acetic acid and plasticizers and recognize revenues (and the related costs) when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured.
Acetic Acid
Pursuant to a production agreement, all acetic acid produced is sold to BP Chemicals, who takes delivery, title and risk of loss at the time the acetic acid is produced. Title transfers as soon as the product is produced, at the flange, per the contract with BP Chemicals. Because the acetic acid inventory on our site is owned by BP Chemicals, there is no lag time between production and delivery — the product is sold to BP Chemicals as it is produced. In other words, delivery occurs as soon as the product is produced per the contract with BP Chemicals (as title, risk of loss and so forth passes to BP Chemicals at that time). Therefore, as we expense production costs and sell the product immediately to BP Chemicals we recognize revenue in the same period as production costs. BP Chemicals markets and sells the acetic acid and pays us a portion of the profits derived from those sales. BP Chemicals reimburses us monthly for 100% of our fixed and variable costs (excluding direct depreciation associated with machinery and equipment used in the manufacturing of acetic acid) of production. We recognize revenue related to the profit sharing component of the production agreement based on quarterly estimates received from BP Chemicals. These estimates are based on the profits from sales of the acetic acid purchased from our acetic acid plant. Our revenue recognition policy for acetic acid is similar to that with respect to plasticizers, in that the terms of both contracts regarding delivery of product and title transfer are identical.
Plasticizers
We generate revenues from our plasticizers operations through a tolling agreement with BASF. BASF purchases all of our plasticizers and takes delivery, title, and risk of loss at the time of production. We receive fixed, level quarterly payments which are recognized on a straight-line basis. Only the quarterly facility payments are recognized on a straight line basis, as they are not dependent on any level of production (or sales). In addition to these quarterly facility payments, BASF reimburses us monthly for our actual fixed and variable production costs (excluding direct depreciation associated with machinery and equipment used in the manufacturing of plasticizers). The revenue associated with reimbursement of costs is matched against our costs as costs are incurred.
Comment 2: You disclose that you generate revenues from your plasticizers operations through a tolling agreement. Please tell us supplementally and revise future filings to clarify the specific terms of your tolling agreement and how, based on the terms of the agreement, you recognize revenue. In this regard, please clarify how, as indicated in segment revenue and gross profit (loss) information on page 64, your tolling arrangement results in negative profit margins.
Response: See response to Comment 1. During 2005 and 2006, gross profit was a loss due to accelerated depreciation associated with the closure of our oxo alcohol plant (one of our three plasticizers plants). This was a non-cash charge and should not be repeated going forward. We expect $1 to $2 million of gross profit annually going forward to be generated by our plasticizers segment. There was a small amount of gross profit under the tolling agreement in 2007 (just under $1 million). We do not believe that the impact of increased depreciation in 2005 and 2006 was material enough to warrant disclosure. However, we will monitor the change in gross profit, period to period, going forward as it will become a more material aspect of our business since the styrene plant closure has been completed.

Note 9 — Commitments and Contingencies, page 61
Comment 3: We note Gulf Hydrogen filed suit on March 4, 2008, but didn’t allege a specific amount of money damages in the lawsuit but asked the court to enforce certain Memorandum of Understanding (MOU) provisions which expired on March 1, 2008. Tell us supplementally and expand future filings to discuss these provisions and the impact, if any, to operations or cash flows.
Response: We have amended the discussion of the Gulf Hydrogen suit in the Form S-4 in “Business — Legal Proceedings” and will include this in the notes to the consolidated financial statements of future periodic filings, substantially as follows:
“On March 4, 2008, Gulf Hydrogen and Energy, L.L.C., or Gulf Hydrogen, filed suit against us in the 212th District Court of Galveston County, Texas (Cause No. 08CV0220) to enforce the provisions of a Memorandum of Understanding, or MOU, entered into between us and Gulf Hydrogen involving the possible sale of our outstanding equity to Gulf Hydrogen for approximately $390 million. This lawsuit also names certain of our officers, a director and our primary stockholder as defendants. Gulf Hydrogen does not allege a specific amount of money damages in the lawsuit but has asked the court to enforce certain MOU provisions which expired on March 1, 2008 including restrictions on our ability to engage in negotiations related to transactions that would result in a change of control or to enter into mergers, stock sales or other transactions relating to a material part of our business or operations and other insignificant restrictions customary for transactions of a similar nature. Gulf Hydrogen alleges that the defendants breached the terms of the MOU and made certain misrepresentations in connection therewith. We are vigorously defending this lawsuit, which we believe is completely without merit. We do not believe that this incident will have a material adverse affect on our business, financial position, results of operations or cash flows, although we cannot guarantee that a material adverse effect will not occur.”

Form S-4
The Registered Notes, page 9
Comment 2: We note your response to prior comment two. In lieu of providing guarantor financial statements required by Rule 3-10(a)(1), you must fully comply with one of the exemptions and related disclosure requirements set forth in paragraphs (b), (c), (d) or (e) of Rule 3-10. In this regard, we note your belief that the condensed consolidating financial information would not provide the users of the financial statements any meaningful information because of the immaterial nature of your subsidiaries. Please see Notes (2) and (3) to paragraph (e) for the exceptions to the form and content requirements of the condensed consolidating financial information required by Rule 3-10(e) of Regulation S-X. These notes indicate that instead of the condensed consolidating financial information required by paragraph (e)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantee is full and unconditional, and any subsidiaries of the parent company other than the subsidiary guarantor are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(1 0) of Rule 3-10. If the alternative disclosure permitted by Note 2 to this paragraph is not applicable because the parent company has independent assets or operations, the condensed consolidating financial information described in paragraph (e)(4) may omit the column for “any other subsidiaries of the parent company on a combined basis” if those other subsidiaries are minor. Please revise your disclosures accordingly.
Response: Based on confirmation of this approach from the Staff following discussions concluding on April 21, 2008 with our counsel, as discussed orally with the Staff, rather than include the required footnote disclosure, we have merged (the “Merger”) Sterling Chemicals Energy, Inc., a Delaware corporation (“Energy”), with and into Sterling Chemicals, Inc., a Delaware corporation and the issuer of the Senior Secured Notes (“Chemicals”). Energy is a wholly-owned subsidiary of Chemicals and, in accordance with Section 253 of the Delaware General Corporation Law (“DGCL”), may be merged by adoption of resolutions by the parent company’s board of directors authorizing the transaction and the filing of a Certificate of Ownership and Merger setting forth such resolutions with the Delaware Secretary of State. The effective date of the merger was May 6, 2008.

As a result of the Merger, Chemicals will continue as the surviving corporation. As a result of the Merger, Energy will cease to exist, and as a result the Senior Secured Notes will no longer be guaranteed by Energy. Pursuant to Section 259 of the DGCL:
When any merger. . . shall have become effective under this chapter, for all purposes of the laws of this State the separate existence of all the constituent corporations. . . except the one into which the other. . . of such constituent corporations have been merged. . . shall cease and the constituent corporations shall. . .be merged into 1 of such corporations. . . .
Accordingly, all references to Energy as a registrant or guarantor of the Senior Secured Notes have been removed from the Registration Statement on Form S-4.
The Indenture governing the Senior Secured Notes (the “Indenture”) does not restrict or otherwise limit the release of a subsidiary guarantor in connection with the merger of such subsidiary effected in accordance with Section 5.01 under the Indenture.
Under Section 5.01 of the Indenture, the Merger is permitted provided the following conditions are met:
•	Chemicals is the surviving entity in the Merger; and

•	Chemicals delivers to the Indenture trustee an “Officers’ Certificate” and an “Opinion of Counsel” (as such terms are defined in the Indenture), each stating that the consummation of the Merger will comply with the terms of the Indenture and that all conditions precedent in the Indenture relating to the Merger will, upon consummation of the Merger, be satisfied.
Chemicals is the surviving entity in the Merger and an Officers’ Certificate and an Opinion of Counsel was delivered to the Indenture trustee as required by the

Indenture and in compliance with Section 5.01 and the other applicable provisions thereof (including Section 11.04 and 11.05 thereof setting forth the statements and other requirements with respect to Officers’ Certificates and Opinions of Counsel delivered to the Indenture trustee).
The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9548 or by fax at 713-654-9552.
Sincerely,
/S/ John R. Beaver
Mr. John R. Beaver
Senior Vice President — Finance,
Chief Financial Officer
Sterling Chemicals, Inc.

cc:	Richard K. Crump
President, Chief Executive Officer and Director
Sterling Chemicals, Inc.

Carla Stucky
Corporate Controller
Sterling Chemicals, Inc.

Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
Sterling Chemicals, Inc.

EXHIBIT A
We produce acetic acid and plasticizers and recognize revenues (and the related costs) when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured.
Acetic Acid. Pursuant to a production agreement, all acetic acid produced is sold to BP Chemicals, who takes delivery, title and risk of loss at the time the acetic acid is produced. BP Chemicals, in turn, markets and sells the acetic acid and pays us a portion of the profits derived from those sales. BP Chemicals reimburses us monthly for 100% of our fixed and variable costs (excluding direct depreciation associated with machinery and equipment used in the manufacturing of acetic acid) of production and the revenue associated with the reimbursement of these costs is matched against our costs as they are incurred. We recognize revenue related to the profit sharing component of the production agreement based on quarterly estimates received from BP Chemicals. These estimates are based on the profits from sales of the acetic acid purchased from our acetic acid plant. .
Plasticizers. We generate revenues from our plasticizers operations through a tolling agreement with BASF. BASF purchases all of our plasticizers and takes delivery, title, and risk of loss at the time of production. We receive fixed, level quarterly payments which are recognized on a straight-line basis. In addition, BASF reimburses us monthly for our actual fixed and variable production costs (excluding direct depreciation associated with machinery and equipment used in the manufacturing of plasticizers), and the revenue associated with the reimbursement of these costs is matched against our costs as they are incurred.
Deferred revenue. Deferred credits are amortized over the life of the contracts which gave rise to them. As of December 31, 2007 and 2006, we had a balance in deferred income of approximately $70 million and $10 million, respectively. For 2007, the $70 million balance primarily consisted of approximately $59 million pertaining to the terminated NOVA supply agreement, which is being amortized using the straight-line method over the contractual non-compete period and is reflected in other income, and $6 million which represents certain payments received for our oxo-alcohol operations, which were part of our plasticizers business, that are being amortized using the straight-line method over the remaining life of the contract. As of December 31, 2006, the $10 million balance in deferred income primarily consisted of $7 million pertaining to the oxo-alcohols payments referred to above.

Styrene. Styrene revenue was recognized from sales in the open market, raw materials conversion agreements and long-term supply contracts. Styrene revenue (and corresponding cost of sales) from raw materials conversion agreements was recognized on a gross basis and does not include raw material components supplied by our customers.